[LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP]

VIA EDGAR

September 28, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlackRock Funds II Post-Effective Amendment No. 58 to Registration Statement on Form N-1A Securities Act File No. 333-142592; Investment Company Act File No. 811-22061

Ladies and Gentlemen:

On behalf of Funds II (the “Registrant”), we hereby transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 58 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to the BlackRock Income Portfolio (the “Fund”).

The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act to update the disclosure to reflect changes to the Fund’s investment objective, investment strategy and risk factors. The Fund will also change its name to the “BlackRock Income Builder Portfolio.”

The Fund is changing its investment objective to maximize current income with consideration for capital appreciation. The Fund is changing its principal investment strategies to invest up to 80% of its assets in equity securities and up to 100% of its assets in fixed income securities. The Fund may also invest significantly in BlackRock equity and/or fixed income mutual funds (“underlying funds”) and affiliated and unaffiliated exchange traded funds (“ETFs”). With respect to the Fund’s equity investments, the Fund, underlying funds and ETFs may invest in common stock, preferred stock, securities convertible into common and preferred stock and non-convertible preferred stock. With respect to the Fund’s fixed income investments, the Fund, underlying funds and ETFs may invest in corporate bonds and notes, mortgage-backed securities, asset-backed securities, convertible securities, preferred securities and government obligations. The Fund, underlying funds and ETFs may invest significantly in non-investment grade bonds, non-investment grade bank loans, non-dollar denominated bonds and bonds of emerging market issuers. The Fund may use derivatives, including options, futures, swaps, both to seek to increase the return of the Fund or to hedge the value of its assets against risks, such as currency risk. The Fund has revised its principal investment risks accordingly. In addition to the changes in investment objective and investment strategy, the investment process of the Fund is being revised and the Fund’s performance will be measured against a new benchmark.

The Fund’s description of its principal risks and operations has been reviewed by the Staff of the Securities and Exchange Commission in prior filings by the Registrant or other BlackRock Funds. If you have any questions or comments with respect to the Registration Statement, please call me at 212-728-8681.

Sincerely,

/s/ Armando Capasso
Armando Capasso

cc:	Ben Archibald, Esq. Maria Gattuso, Esq.